Via EDGAR

September 24, 2013

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:    EXCO Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-32743

Dear Mr. Hiller,

EXCO Resources, Inc. (“EXCO,” “we,” “our,” or “us”) is responding to your letter dated September 11, 2013, or the Comment Letter, and is also providing the information requested in connection with your review of our Annual Report on Form 10-K for the year ended December 31, 2012, or the Form 10-K, filed with the Securities and Exchange Commission, or the Commission, on February 21, 2013 and as amended by our Amendment No. 1 to Annual Report on Form 10-K/A filed with the Commission on August 30, 2013.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the comments by the staff of the Commission, or the Staff, or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the Staff’s comments below in their entirety in italics, followed by our response thereto set forth immediately following such comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements, page 81

Note 4 – Derivative financial instruments, page 94

1.
We note you identify “cash settlements on derivative financial instruments” and “non-cash change in fair value of derivative financial instruments” as two components of gain on derivative financial instruments. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view. Please submit an analysis, including explanations for differences, comparing the “cash settlement” components to the cumulative gain or loss recorded under GAAP for derivatives settled each period (up to the date of settlement) also comparing the “non-cash change in fair value recorded for derivatives that continued to be held at the end of each period in accordance with GAAP.

Our objective in providing the components of cash settlements received and the changes in the fair value of our derivative financial instruments separately in the Form 10-K was to provide investors and analysts with pertinent information about net results from our derivatives program. We believe cash settlements received (though not specifically stated in Accounting Standards Codification 815, Derivatives and Hedging, or ASC 815) and the gain or loss on derivative instruments result in the applicable GAAP measures. In response to the Staff’s comment, we have included the following analysis of the changes in our derivative financial instruments for the year ended December 31, 2012 (amounts in thousands):

	Year ended
Net change in derivative financial instruments:	December 31, 2012
Unsettled derivative financial instruments at beginning of the period	$173,236
Cash settlements received during the period	(202,078)
Net gain on fair value of derivative financial instruments during the period	66,133
Balance of derivative financial instruments at end of the period	$37,291	(a)

(a) An immaterial rounding difference of $2 arises when presenting this alternative presentation format.

However, in light of the Staff’s comment, in future filings we will modify the disclosure of the derivative financial instruments by combining previously segregated cash and non-cash components of derivative financial instruments into a single line item captioned “net gains (losses) on derivative financial instruments.” To be specific, for the year ended December 31, 2012, EXCO would have reported the single caption labeled “Net gain on derivative financial instruments” of $66,133. In addition, in future filings we will also modify the computations of net cash flows provided or used in operating activities in our consolidated statements of cash flows to conform to the new format.

2.
We note your disclosure indicating that during 2012 you received proceeds from selling call options that were then used to obtain higher fixed prices on swaps. Tell us how such proceeds, expenditures and eventual recovery of cost for these swaps has impacted or will impact the cash and non-cash components of the gains reported in your table. Please quantify the impact of your accounting on each component. Tell us the extent to which you have paid to acquire or modify derivatives for each period presented.

EXCO acknowledges the Staff’s observation related to the selling of call options and utilization of those proceeds to obtain higher fixed prices on swaps. We note that these transactions were conducted contemporaneously with a single counterparty and in all cases resulted in net cashless transactions to EXCO. Accordingly, we do not believe separate disclosure of the proceeds, expenditures or recoveries of costs is applicable in this instance. There were no modifications to these derivatives as a result of the net cashless transactions, but if modifications were to occur in the future, we would disclose them in accordance with GAAP. While not directly attributable to the Staff’s comment regarding these call options, we believe it is important to note that all of the derivative contracts that we entered into during the periods covered by the Form 10-K were cashless.

3.
We note that you present various non-GAAP measures in your earnings releases and website presentations, including Adjusted Net Income and Adjusted EBITDA, both of which reflect adjustments for the amounts you identified as “non-cash change in fair value of derivative financial instruments.” Tell us whether these adjustments are intended to reflect total cash settlements of derivatives in your non-GAAP measures or only the cumulative gain or loss reported in accordance with GAAP. If your non-GAAP measures reflect or are intended to reflect in the future recovery of costs previously paid to acquire or modify the terms of your derivatives, explain your rationale.

The disclosure regarding derivative financial instruments in our reconciliations of GAAP net income to non-GAAP measures of adjusted net income and adjusted EBITDA is designed to have the effect of including only cash settlements of derivatives which were settled during the period. The computation of our adjusted EBITDA with respect to derivatives is consistent with the definition of Consolidated EBITDAX used in our credit agreement, which is one of the primary reasons these non-GAAP measures are used. However, we acknowledge the Staff’s position and in light of the proposed modifications in future filings to these computations (see Comment No. 1) and related disclosures, we will change our adjusted net income and adjusted EBITDA non-GAAP reconciliations to reflect the Staff’s comments in future earnings releases and website presentations.

4.
We note that you have chosen the label of "Non-cash change in fair value of derivative financial instruments" to describe the amounts in your disclosure while using the label of "Non-cash mark-to-market (gains) losses on derivative financial instruments, before taxes" to describe the same amounts in your earnings releases, as on page 4 of Exhibit 99.1 of the Form 8-K that you filed on February 21, 2013. Similarly, you have identified the same tabular information on page 69 of MD&A as "realized and unrealized gains and losses from our oil and natural gas derivative financial instruments."

We also see that you have identified the "non-cash" components as gains and losses on page 69 of MD&A without acknowledging the effects of gains and losses reported in prior periods for derivatives that settled in the current periods that would impact these measures in deriving your cash settlement amounts. In other words, they appear to only represent the difference between cash settlements and the periodic gain or loss reported in accordance with GAAP. We also see no disclosure of the impact of payments made to acquire or modify derivatives, or upon recovering these costs at settlement, in computing these "non-cash" components, or in computing the realized prices disclosed.

Given that you do not apply hedge accounting for your derivative instruments and are therefore not accumulating or reclassifying previously unrealized amounts to your results of operations upon settlement of derivatives, we do not see appropriate rational for using these various labels to suggest correlation with GAAP. We believe that disclosures pertaining to your results of operations in MD&A, including tables, discussions and analyses, should be revised to address derivative gains and losses as reported in accordance with GAAP. If you wish to also address the cash flow implications of derivative activity to include not only settlements, but also the costs paid to acquire or modify the terms of your derivative instruments, and the recovery of such costs upon settlement, this should be done in the liquidity and capital resources section of MD&A.

As for reconciliations that accompany your non-GAAP performance measures, where your objective is to report cumulative gains and losses for derivatives that settle during the period, the "non-cash change in fair value" adjustments should be replaced with two items, one that eliminates total gain/loss recorded in accounting for derivatives under GAAP, and another to show cash settlements, net of any recovery of cost.

EXCO acknowledges the Staff’s observations of inconsistencies in captions and will ensure that future filings only disclose net changes in derivative financial instruments. While it is rare that EXCO modifies its derivative contracts, we will make the necessary disclosures to the extent that modifications to derivative contracts are made in the future. In our future annual and quarterly reports, we will include discussions related to cash settlements in derivative financial instruments during the period in the liquidity section of MD&A and will include impacts on realized prices received in the results of operations section of MD&A. Finally, our non-GAAP reconciliations provided to investors will incorporate our previous acknowledged future revisions that are being made in response to the Staff’s comments in the Comment Letter.

If you have questions, or require additional information regarding our responses, please call me at 214-368-2084.

Sincerely,

/s/ Mark Wilson

Mark Wilson
Controller, Vice President and Chief Accounting Officer